

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2018

Mail Stop 4631

<u>Via E-mail</u>
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
250 Coromar Drive
Goleta, California 93117

      Re: **Deckers Outdoor Corporation**
               Form 10-K for Fiscal Year Ended March 31, 2017
               Filed May 30, 2017
               File No. 1-36436

Dear Mr. George:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Terence O'Brien

                      Terence O'Brien
                      Branch Chief
                      Office of Manufacturing and Construction